Rockwell Announces Results for First Quarter of Fiscal 2012

Thursday August 11, 2011, Vancouver, BC -- Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX:RDI; JSE:RDI, OTCBB:RDIAF) announces results for the three months ended May 31, 2011.

Highlights:

  Beneficiation revenue from joint venture with Steinmetz trebled to $943,842

  Stable total revenue of $8.5 million

  Continued diamond price strength with average price increasing marginally to US$1,631 per carat

  19% reduction in general and administration expenses

  Gross profit of $0.5 million and operating loss of $1.2 million

  Production decreased 40% to 4,428 carats due to unseasonal rain

  Net cash inflow from operating activities of $1.9 million, a year-on-year turnaround of $3.0 million

  Net cash balance of $3.0 million after capital investments of $2.0 million

  Focus on optimizing existing operations and prioritizing initiatives to commission pipeline of high potential projects

  Executive team further bolstered with new CEO, COO and additional diamond metallurgy skills

  Finalization of Section 11 cession for Tirisano by Department of Mineral Resources (DMR) post quarter end

Financial Overview

(Currency values are presented in Canadian dollars unless otherwise indicated.)

Rockwell posted an improved financial performance for the first quarter of fiscal 2012. The general and administrative expenses declined by 19% to $1.8 million (Q1 2011: $2.2 million) and the Company continued to generate cash as reflected by the net cash inflow from operating activities of $1.9 million (Q1 2011: net cash outflow of $1.0 million). Rockwell preserved its net cash balances at $3.0 million, after making capital investments of $2.2 million at the Tirisano project.

The Company delivered stable revenue of $8.5 million for the quarter, underpinned by diamond prices which continued to strengthen. However, revenue growth was limited by lower inventories available for sale during the quarter as well as disappointing production due to legacy issues at the operations which were exacerbated by the unseasonably long rainy season. Carats sold in the first quarter decreased 3% year-on-year to 4,779 at a marginally higher average price of US$1,631 per carat (Q1 2011: US$1,611 per carat). The beneficiation joint venture continued to grow during the quarter, generating revenue of $943,842 (Q1 2011: $289,010).

The Company reported a gross profit for the quarter of $502,716 (Q1 2011: $2.5 million). An operating loss of $1.2 million compares to an operating profit of $329,776 in the comparable period of the previous fiscal year, mainly due to the $2.9 million inventory movement recorded in 2010.

The Company produced 4,428 carats (Q1 2011: 7,368 carats). This year-on-year decrease of 40% is the result of the rainy season, which extended well into the second quarter, and production issues that persisted at Saxendrift, all of which are being addressed with the diamond value management strategy. The closure of the Holpan operation in May 2011 also had an impact.

With current assets amounting to $12.4 million and current liabilities of $9.0 million, the Company’s current ratio improved to 1.13 (May 31, 2010: 0.74) .

Operational Overview

	Production			Sales and inventories
	Volume (m3)	Carats	Average grade (carats / 100 m3 )	Sales (carats)	Average value (US$ / carat)	Inventories (carats)
Q1 2012	593,164	4,428	0.75	4,779	1,631	706
Year-year change	-22%	-40%	-23%	-3%	1%	-84%

The production of the Company decreased by 22% to 593,164 cubic metres (May 31, 2010: 756,476 cubic metres) which was below internal targets. The decline was due to the closure of operations at Holpan, high levels of precipitation which extended beyond the normal rainy season and impacted overall productivity. Volume production at the Saxendrift operation was stable for the quarter.

The Company continued to focus on reducing mining costs across its operations, but unit costs were impacted by the lower volumes. The average operating cash cost for the Company’s productive operations was US$10.48 per cubic metre.

Holpan and Klipdam

At the time that the Holpan mine was placed on care and maintenance in May 2011, a process to consolidate its resources with those of Klipdam was initiated to extend the remaining combined life of mine. Processing at the Holpan DMS plant was immediately stopped, the plant was sold and, where possible, the staff was redeployed to other local mining sites.

Mining and processing efficiencies were impacted by the high clay content in the Rooikoppie gravel related to the prolonged rainy reason. Material for the Klipdam plant was primarily sourced from the palaeo channel, where mitigation measures to address the impact of higher rainfall have started to pay off. However, processing of damp gravels continued to impact the plant processes.

Looking forward into the second quarter, Klipdam has begun to focus on the processing of quality material and the efficient recovery of diamonds under the leadership of new management team in support of the diamond value management approach.

Saxendrift

Production volumes at Saxendrift were maintained but the persistence of sand lenses impacted efficiencies in the recovery of diamonds. Although the recovered grade declined by 42%, the mine continued to generate high quality stones as reflected in the average value per carat that increased by 10% to US$2,686.

The in-pit desanding plant continued to be ineffective and, based on the findings of an independent review of the mine’s processing plant, the Board approved the replacement of the current vibrating screen with fit-for-purpose technology which should enable the processing of wet and sticky ores to converge towards the required processing rates. Other initiatives are also being evaluated to improve plant efficiency.

Progress on Tirisano acquisition

The last conditions precedent for the Tirisano acquisition have been fulfilled. The senior debt which was provided by the Industrial Development Corporation was restructured in July 2011 and the Section 11 cession approval from the DMR was received early in August 2011. Rockwell is now in a position to complete the transaction and take effective ownership of the mining rights.

A plant review was undertaken at Tirisano, resulting in recommendations to improve the processing plant which is currently under construction. The commissioning schedule was modified and the first two production streams of the plant will now go into production at the end of the third quarter of 2011 ramping up to a monthly capacity of 90,000 cubic metres.

Our metallurgists are currently reviewing the flow diagrams for the new front end and the Company plans to complete construction early in fiscal 2013, depending on the availability of capital. The remaining two lines will be redesigned to implement processing technologies which support Rockwell’s diamond value management strategy, commencing within three months of production commencing.

Diamond Market

The industry is currently characterized by strong consumer demand for diamonds which is accelerating price increases of both polished and rough stones. Initially prices for small diamonds accelerated more quickly following the 2008 market downturn but larger sizes have recently caught up. The strength of the market was recently confirmed with De Beers’ latest market allocation that occurred in the second week of May when prices increased by 15% across the board.

With respect to Rockwell’s product, prices have continued to improve in calendar 2011, although the rate of increases did not match the levels experienced at the end of 2010. Overall prices increased 5% at the most recent sale. Demand in specific categories of stones has started to gather momentum as these are increasingly perceived as offering value for money. Rockwell has a natural price hedge on its production of larger diamonds which are sold into the Steinmetz Diamond Group beneficiation joint venture.

Strategy Overview

During the quarter, Rockwell focused on entrenching the programmes identified in an earlier strategic review to increase the production profile. The top goals are to optimize the Company’s productive mines in order to deliver better returns by continuing to drive down unit costs and to sustainably enhance the metallurgical processes to increase the recovery of diamonds and, therefore, revenue. With regard to making investments to increase its production profile, the new management team has reviewed its investment priorities. Rockwell will complete the implementation of new in-field screens at the Saxendrift operation and the Tirisano mine project before embarking on its plans to develop the Wouterspan and Niewejaarskraal mines. Both of these properties have extensive mineral deposits which have historically been mined with recoveries similar to those at Saxendrift, in terms of size, quality and average price per carat. New high volume processing plants are planned, incorporating the latest technologies in diamond recovery that have been shown to be significantly more efficient than traditional DMS and pan plant configurations. The timing of these new developments will be predicated on the availability of funding with a preference for using internal cashflow; however, these may need to be supplemented by external capital.

The strategic review also included an investigation to ensure that all equipment and properties were being fully utilized. Three major assets that were not generating adequate returns have been sold post quarter-end for a total of $6.5 million. The proceeds from these sales have been allocated to the new capital projects and will supplement other capital currently being raised. This reduces the total quantity of external funds required and limits dilution to the immediate benefit of all shareholders.

In relation to enhancing capital allocation in the Company, Rockwell continues to review all aspects of the business to ensure that its assets are optimally utilized. This could potentially include further sales of underutilized assets.

Recapitalization Plan

In June, the Company announced a strategic refinancing plan including a $2 million convertible bridge loan from Daboll Consultants Ltd., an affiliate of the Steinmetz Diamond Group. This was the first step in the planned recapitalization whereby the Company is raising capital in a combination of potential private, shareholder and public placements to make the required investments to increase the production profile to 10,000 carats per month within five years. The proceeds from the placement will be invested in plant improvements at Saxendrift, the ongoing development of the Tirisano mine as well as preliminary work on a new plant at Wouterspan.

Daboll Consultants Ltd also subscribed for shares amounting to $5 million as part of the current private placement at a price of $0.75 per share. The combined annual general and special shareholders' meeting to approve the transaction is scheduled for September 9, 2011.

Share consolidation

On July 11, 2011, a consolidation of the authorized and issued ordinary share capital of Rockwell became effective on the basis of 1 share for every 15 shares held. The consolidation was aimed at reducing the large number of issued and unissued shares in Rockwell and increasing the price per share at which ordinary shares in Rockwell are traded on the TSX and the JSE Limited.

Outlook

Although carat production in June and July 2011 was disappointing, the strong production of diamonds in the last two weeks should enable the Company’s performance for the second quarter to at least match the results for the same period in fiscal 2011.

In particular a number of exceptionally large, high quality stones including three diamonds weighing 180, 128 and 94 carats as well as several stones of between 20 and 50 carats have recently been recovered at Saxendrift. This should enable the mine to deliver on its budget for the quarter. At Klipdam, a process to optimize volume throughputs to the plant has begun and there are early indications that it will lead to improved diamond recovery.

Inflationary pressure on mining expenses, particularly in relation to fuel, power and labor, is an area which Rockwell is monitoring closely in addition to its overhead expenses in order to achieve further cost reductions. The efficiency initiatives encompassing the diamond value management approach are being aggressively implemented at the operations and are expected to start paying off in the third quarter of fiscal 2012.

Another critical aspect of the Company’s turnaround at Saxendrift and Klipdam is the proposed introduction of continuous operations at these mines and management continues to negotiate with the DMR and relevant unions in this regard.

The fundamentals for the diamond market remain strong, underpinned by growing demand from China and India. While prices increased by some 50% in the calendar year to date, the Company anticipates that the market could see more normalized increases as it enters a short period of consolidation. Nevertheless, with the recovery of several exception diamonds in the second quarter, the Company anticipates strong revenues from its beneficiation joint venture arrangement.

Commenting on Rockwell Diamonds, Mr. James Campbell, CEO and president of Rockwell Diamonds said:

“The results for the first quarter demonstrate that although production was under pressure, the underlying financial health of Rockwell continued to improve. This is evidenced by the 19% reduction in overhead costs, the positive cash inflows from operations and the fact that we maintained our net cash balances at $3.0 million after making further investments to increase our future production. In the last eight weeks, we have taken decisive action to address the areas of underperformance in our operations. I believe that as a result of these actions, we will start to see the further financial benefits from improved efficiencies and recoveries.”

“We have the makings of a successful mid-tier diamond mining company. Having invested significant time and effort to fully understand our resources, we recently bolstered our diamond metallurgy skills to make sure that we leverage the full value of these resources. Our pipeline of high potential projects can be leveraged to deliver our targeted monthly production of 10,000 carats within five years. Diamond value management underscores all our activities, and this philosophy extends to all our capital investments. Our first priority will be to commission the Tirisano mine and implement an effective front-end screen at Saxendrift. Once these have been fully bedded down, we will turn our attention to securing the required capital resources and constructing the processing plants at Wouterspan and Niewejaarskraal, deploying the latest proven technologies to maximize the value created from these properties.”

Conference Call:

Rockwell will host a telephone conference call on Friday, August 12 at 09:00 a.m. Eastern Time (3:00 p.m. Johannesburg) to discuss these results. The conference call may be accessed as follows:

Country	Access Number
Canada (Toll-Free)	1 866 605 3852
USA (Toll-Free)	1 800 860 2442
UK (Toll-Free)	0 800 917 7042
South Africa (Toll-Free)	0 800 200 648
Other Countries (Intl Toll)	+27 11 535 3600

A transcript of the audio webcast will be available on the Company's website:  ww.rockwelldiamonds.com. The conference call will be archived for later playback until midnight (ET) August 15, 2011 and can be accessed by dialing the relevant number in the table below and using the pass code 17768#.

Country	Access Number
South Africa (Telkom)	011 305 2030
USA and Canada (Toll)	1 412 317 0088
Other Countries (Intl Toll)	+27 11 305 2030
UK (Toll-Free)	0 808 234 6771

For further details, see the Rockwell’s complete financial results and Management Discussion and Analysis posted on the website and on the Company's profile at www.sedar.com. These include additional details on production, sales and revenues for the quarter, as well as comparative results for fiscal 2010.

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO and President	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimising, two development projects and a pipeline of other projects with future development potential. Rockwell is also at an advanced stage of completing the acquisition of an additional development property.

Rockwell continually evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and to develop additional production that would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.gov and the Company's home jurisdiction filings that are available at www.sedar.com.